

Mail Stop 3561

July 17, 2007

Mr. Gary A. Harmon
Chief Financial Officer
The Dixie Group, Inc.
2208 South Hamilton Street
Dalton, Georgia 30721-4974

> **RE: The Dixie Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed March 9, 2007**
> **Form 10-K/A for Fiscal Year Ended December 30, 2006**
> **Filed July 13, 2007**
> **File No. 0-2585**

Dear Mr. Harmon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief